

March 7, 2014

<u>**Via Email**</u>
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
  Soliciting Materials on Schedule 14A
  Filed March 3, 2014

Dear Mr. Niles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

- references to the "meaningful savings, <u>with more to come</u>" from actions that are being undertaken(emphasis added) (Exhibit 99.2);
- "Darden's strong cash follow are continuing to support <u>significant</u> return of capital to shareholders…"(emphasis added) (Exhibit 99.2);
- "…a full real estate separation would introduce significant operational complexity…and would likely not create meaningful shareholder value…" (Exhibit 99.3, slide 48); and,
- general assertions regarding the valuation outcomes associated with a real estate separation and Darden REIT that are made in the slide presentation.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2. We refer to slides in Exhibit 99.3 that compare the company's restaurants to a peer group. It is not apparent that the restaurants included in the peer group are the same across the comparative slides. For example, please identify all the peers included in the peer group in slide 13 and if different peers were included in the other comparative slides, please state this fact and provide an explanation.

3. Please refer to slide 48, "Considerations for Real Estate Separation". In future filings, please provide a more balanced discussion and identify any potential benefits associated with real estate separation that were discussed. Additionally, as noted in a prior comment, please characterize the statements contained therein as opinions.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions